

June 24, 2011

Via E-mail

Jennifer S. Grafton
General Counsel and Secretary
Westmoreland Coal Company
2 North Cascade Avenue, 2nd Floor
Colorado Springs, Colorado 80903

> **Re: Westmoreland Coal Company**
> **Registration Statement on Form S-4**
> **Filed June 3, 2011**
> **File No. 333-174723**

Dear Ms. Grafton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Exchange Offer, page 29

1. It appears that you are registering the new 10.75% Senior Notes due 2018 in reliance on our position enunciated in the <u>Exxon Capital Holdings Corp</u>., SEC No-Action Letter (April 13, 1989). See also <u>Morgan Stanley & Co. Inc.</u>, SEC No-Action Letter (June 5, 1991) and <u>Shearman & Sterling</u>, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment please submit on EDGAR a supplemental letter to us stating that you are registering the exchange offer in reliance on our position in these letters. The supplemental letter should include the representations contained in the <u>Morgan Stanley</u> and <u>Shearman & Sterling</u> no-action letters. If you are not relying on this line of no-action letters, please advise.

Signatures

2. Please revise the signature pages of your subsidiary guarantors to designate the principal financial officer(s). Refer to Instructions 1 and 2 to the Signatures section of Form S-4.

Exhibit 99.1

3. Please revise the terms of acceptance contained in your Letter of Transmittal by removing the language in the letter requiring the holder to acknowledge or certify that the holder "has received and reviewed the Prospectus." It is inappropriate to require representations that could be construed as a disclaimer or waiver of rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Alexandra M. Ledbetter at (202) 551-3317 or me at (201) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief